8 February 2017 (Toronto Time)/9 February 2017 (New Zealand Time)

Fairfax Financial to Acquire Tower

(Unless otherwise provided herein, all dollar amounts in this announcement are expressed in New Zealand dollars)

TORONTO, CANADA and AUCKLAND, NEW ZEALAND

Highlights:

•
All cash offer of $1.17 per Tower share, for an aggregate acquisition cost of $197 million (approximately US$144 million at current exchange rates), represents a premium of 48% to Tower's closing share price on 8 February 2017 and a 47% premium to Tower's three-month volume weighted average price (VWAP)

•	Shareholders holding over 18% of Tower shares have entered into firm voting agreements to vote in favour of the transaction
•	Offer unanimously supported by the Tower board, in the absence of a superior proposal

Tower Limited ("Tower") (NZX/ASX: TWR) and Fairfax Financial Holdings Limited ("Fairfax") (TSX:FFH)(TSX:FFH.U) are pleased to announce that they have entered into a Scheme Implementation Agreement.

Under this agreement, Fairfax will acquire 100% of Tower shares at $1.17 per share for an aggregate purchase price of $197 million (approximately US$144 million at current exchange rates) (the "Fairfax Proposal"). The transaction has been unanimously approved by the Tower board of directors. In addition, two of Tower's major shareholders, Salt Funds Management and ACC (who collectively hold 18.1% of Tower shares), have entered into firm voting agreements under which they have committed to vote in favour of the Fairfax Proposal.

The price of $1.17 per share represents a premium of 48% to Tower's closing share price on 8 February 2017 and a 47% premium to Tower's three-month volume weighted average price (VWAP).

Since announcing on 29 November 2016 its intention to create RunOff Co, Tower has progressed planning for separation which was designed to provide a path to unlock unrealised value for shareholders. In the course of this work, the Board had been approached by Fairfax.

Tower Chairman Michael Stiassny said, "Given the substantial premium to Tower's share price, the certainty provided by the Fairfax Proposal and the support it has received from Salt Funds Management and ACC, the Board determined to unanimously recommend the Fairfax Proposal to all shareholders, in the absence of a superior proposal. Tower's separation strategy will be pursued in the event that the Fairfax Proposal is not successful."

"Tower is one of the largest insurers in New Zealand and the Pacific Islands, with a long-standing history, good brand recognition and a strong market position," said Prem Watsa, Chairman and CEO of Fairfax. "The acquisition of Tower will provide us with an immediate significant presence, with a strong management team, which will continue to be led by Richard Harding, in a market where Fairfax currently has limited exposure."

"The key factors in Fairfax's ability to present an attractive proposal to Tower were the speed at which the transaction could be conducted, the reputation of Fairfax for closing transactions and treating stakeholders fairly," said Prem Watsa.

The Fairfax Proposal is subject to customary conditions, including approvals from the Reserve Bank of New Zealand, the New Zealand Overseas Investment Office, Pacific Islands regulatory authorities, and Tower shareholders.

Tower will call a special meeting of shareholders to obtain shareholder approval. This meeting is expected to be held in April 2017. Approval at that meeting must be by at least 75% of votes cast, representing more than 50% of the total voting rights of the company.

In the absence of a superior proposal, each Tower director has undertaken to vote all Tower shares in his control in favour of the Fairfax Proposal at that meeting.

Tower shareholders do not yet need to take any action in response to the Fairfax Proposal. In due course, shareholders will receive detailed documentation from Tower outlining the proposed transaction and instructions for voting.

The Tower board also confirms that the Fairfax Proposal does not impact Tower insurance policies and the rights of policy holders. All policies and rights will remain with Tower Insurance Limited (or relevant Pacific Islands subsidiaries) in the event of a change in ownership of Tower Limited.

Further information about the Fairfax Proposal will be made available from www.tower.co.nz/investor-centre.

Tower Limited is a holding company for Tower Insurance. Tower Insurance is a leading general insurer in New Zealand and the Pacific Islands offering car, house, contents, business, travel and other personal insurance lines. Listed on the NZX and ASX, Tower is the third largest insurance group in New Zealand, with around 265,000 customers.

Fairfax Financial Holdings Limited is a Toronto, Canada based holding company, listed on the Toronto Stock Exchange, which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

ENDS

TOWER
Michael Stiassny
Chairman
Tower Limited
ARBN 088 481 234 Incorporated in New Zealand

FAIRFAX
John Varnell
Vice President, Corporate Development
 Fairfax Financial Holdings Limited
1-(416) 367-4941

To arrange media interviews, please contact in the first instance:
Nicholas Meseldzija
Tower Limited
Head of Corporate Communications
Mobile: +64 21 581 869
Email: nicholas.meseldzija@tower.co.nz

EDITOR'S NOTES:

INDICATIVE TIMETABLE

Event	Indicative timing
9 February 2017	• Announcement of proposed transaction
March 2017	• Notice of Meeting and shareholder vote materials expected to be made available • Anticipated receipt of RBNZ approval
April 2017	• Shareholder meeting and vote
Mid-May 2017	• Anticipated receipt of Overseas Investment Act (business acquisition) approval • Anticipated receipt of final High Court approval
30 June 2017	• Implementation and closing of transaction

Note:  Timetable is indicative only and subject to change.